

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2012

<u>Via E-mail</u>
Donald Sharpe
President
Coronado Corp.
518 17th Street, Suite 1000
Denver, Colorado 80202

> **Re: Coronado Corp.**
> **Form 8-K**
> **Filed May 11, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 7, 2012**
> **File: 000-53998**

Dear Mr. Sharpe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Acquisition of Vampt, page 2</u>

1. The first paragraph discloses that the acquisition occurred "by converting all issued and outstanding common stock in the capital of Vampt and common share purchase warrants into the equivalent securities of Coronado …." Please explain this disclosure as Coronado owns 60.4% of Vampt's securities following the merger.

2. Please expand to disclose the principal terms of the acquisition relating to the pre-existing Coronado shareholders and control persons. Please disclose the impact on the securities owned by these parties, if any, and disclose and quantify any consideration to these parties.

3. Please tell us supplementally how you propose to conduct the offering of Coronado securities for the Vampt securities that remain outstanding under the federal securities laws.

Hold Period and Pooling Agreement, page 4

4. Please explain the Pooling Agreement provision relating to "a consolidation of the common shares in the capital of Coronado…."

Item 2.01 Completion of Acquisition or Disposition of Assets

Description of Business, page 5

5. Please revise to disclose the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K. We note the related risk factor on page 11.

Our Corporate History and Background, page 5

6. Please expand "Vampt" to disclose the relationship between Vampt and Vampt Canada commencing with Vampt's incorporation. For example, please describe any common principal shareholders and control persons.

Sources and Availability of Raw Materials and Production, page 9

7. Please disclose the principal terms of the agreement with Associated Brewery and file the agreement as an exhibit to the Form 8-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

8. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. Therefore, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at

http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Liquidity and Capital Resources, page 17

9. Please expand your disclosure to include a description of your internal and external sources of liquidity and a statement that, in your opinion, the working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. Refer to Item 303(a)(1) of Regulation S-K and Instruction 2 to Item 303(a) of Regulation S-K.

10. Please expand to disclose the principal terms of the stock subscriptions.

11. Please file as exhibits all your material loan and/or credit agreements, such as those disclosed beginning on page 6.

Security Ownership of Certain Beneficial Owners and Management, page 20

12. Please tell us why Kalamalka Partners and the natural persons who are deemed beneficial owners of the securities which it holds are not listed as beneficial owners on this table. If appropriate, please revise "Certain Relationships and Related Transactions" to address transactions with Kalamalka.

13. According to the paragraph at the top of page six, 750,000 shares were issued to Vampt Canada. Under the Barter and Marketing Service Agreement, 1 million shares were issued to VamptX. Please tell us how these shares are presented on this table.

Directors and Executive Officers, page 21

14. Please provide the disclosure required by Item 401(e) of Regulation S-K by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that the individual(s) should serve as a director in light of the registrant's business and structure.

15. Please revise to disclose the amount of time each executive officer devotes to your business if less than full-time. Please provide the details of any formal agreements under which the executive officers allocate their time to your business.

Certain Relationships and Related Transactions, and Director Independence, page 25

Related Party Transactions of Vampt, page 25

16. Please revise to disclose the transactions described under "Net cash flow from financing activities" on page 17, as applicable. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction, as applicable.

17. Please revise to provide all of the disclosure required by Item 404. For example, please disclose the Barter and Marketing Services Agreement with VamptX.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 29

18. Please note that in a reverse recapitalization, a change in accountants is presumed to have occurred unless the same accountant audited the pre-merger financial statements of both the shell company and the operating company. The auditor that will no longer be associated with the continuing entity is presumed to be the predecessor auditor. Please revise the Form 8-K to provide all of the disclosures required by Item 304 of Regulation S-K.

Item 3.02 Unregistered Sales of Equity Securities, page 29

19. Please revise to disclose the facts relied upon to make the exemption available for your issuance of the shares of common stock described in the second bulleted paragraph, as required by Item 701(d) of Regulation S-K. You reference exemptions under Regulation D and Regulation S, but do not provide sufficient facts to support your reliance upon this exemption.

20. Please provide Regulation S-K Item 701 disclosure for the May 7, 2012 issuance of securities.

21. Please expand this section to address all Coronado securities issuances, including, for example, the issuance of 1,285,519 shares. See page 4.

22. Please expand this section to address securities issuances by Vampt.

Item 5.01 Changes in Control of Registrant, page 30

23. Please reconcile the percentage of common stock owned by Inventur Holdings Corp. with the amount indicated on page 20.

Exhibits

24. Please revise to list the certificate of incorporation and bylaws in the exhibit index and file these documents as exhibits or incorporate them by reference. See Item 15(b) of Form 10 and Item 601(b)(3) of Regulation S-K.

25. Please refile Exhibit 2.1, the merger agreement, including all attachments, schedules or exhibits.

26. Exhibit 3.2 is filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file your exhibit properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

27. Please clarify the nature and purpose of Exhibits 32-1, 32-2 and 32-3 that appear in your EDGAR file. They are not identified in the Exhibit list on page 31. Please file these exhibits in an acceptable electronic format, if appropriate.

28. Please refile your exhibits in executed form.

Exhibit 99.1 Consolidated Financial Statements of Vampt Beverage USA, Corp as of and for the Fiscal Years Ended December 31, 2011

29. We note that Vampt was a subsidiary of Vampt Canada. Please note that the financial statements of a subsidiary should include all costs of doing business including those costs incurred by the parent company on the subsidiary's behalf. Please confirm to us that the financial statements comply with the guidance of SAB Topic 1.B.1 and provide all applicable disclosures in the notes.

30. We note you have only presented financial statements beginning from the date of incorporation of Vampt. If the parent company operated the business that is now conducted by Vampt as another subsidiary, division or other business component, please provide the financial statements for that subsidiary, division or other business component for the necessary periods prior to January 13, 2011. If you believe no additional financial statements are required, please explain to us the basis for your conclusion.

31. Please update the financial statements pursuant to Rule 8-08 of Regulation S-X to provide interim financial statements of Vampt as of and for the interim period ended March 31, 2012.

32. Please provide pro forma financial statements to give effect to the share exchange between Vampt Beverage USA, Corp. and the shell company to comply with Rule 8-05 of Regulation S-X. We note that the merger is significant to the shell company.

Form 10-K for the Fiscal Year Ended December 31, 2011

Signatures

33. We note that you did not identify a chief accounting officer or controller on the signature page. Please confirm you will include the signature of your chief accounting officer or controller in future Form 10-Ks. See General Instruction D.(2)(a) of Form 10-K.

Exhibits

34. Exhibits 3.1 and 3.3 are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please confirm that you will file these exhibits in the proper format with your next periodic report. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476, or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Konrad Malik, Esq.